Exhibit 4.4

Employment Agreement

This Agreement is made in Beijing, China on March 16, 2023 by and between AGM Group Holdings Inc. (“Party A” or “AGM”) and Liu Jialin (“Party B”).

1.	PREAMBLE

The preamble is an integral part of this contract.

WHEREAS AGM requires the services of Mr. Liu Jialin as an independent director;

WHEREAS Mr. Liu Jialin agrees to serve as AGM’s independent director;

WHEREAS the parties wish to confirm their agreement in writing;

WHEREAS the parties have the capacity and quality of exercise all the rights necessary for the conclusion and implementation of the agreement found in this contract.

THEREFORE THE FOREGOING, THE PARTIES AGREE AS FOLLOWS:

2.	TERM

2.1	This contract is for an initial term of 36 months (From March 16, 2023 to March 15, 2026) renewable for an additional period of 36 months. The term should not exceed a total of 72 months.

2.2	In the event of termination, Mr. Liu Jialin should deliver a written resignation with a three months’ notice and remain as an independent director until a new candidate is in place.

3.	CONSIDERATION

3.1	Service Awards

In consideration of the provision of services, AGM agrees to pay Mr. Liu Jialin, as compensation of RMB 60,000 annually.

4.	SPECIAL PROVISIONS

4.1	Obligations of AGM

AGM agrees and undertakes to Mr. Liu Jialin as follows:

To bring Mr. Liu Jialin collaboration and will provide information necessary to ensure the full and faithful discharge of services to be rendered;

4.2	Obligation of Mr. Liu Jialin

Mr. Liu Jialin agrees and undertakes to AGM to the following:

The services must be made full time in a professional manner, according to the rules generally accepted by the industry.

4.3 Commitment to confidentiality and nondisclosure

Mr. Liu Jialin recognizes that certain disclosures to be provided by AGM have or may have considerable strategic importance, and therefore represent trade secrets for purposes of this contract. During the term of this contract and for a period of 12 months following the end of it. Mr. Liu Jialin is committed to AGM to:

a) Keep confidential and not disclose the information;

b) Take and implement all appropriate measures to protect the confidentiality of the information;

c) Not disclose, transmit, exploit or otherwise use for its own account or for others, elements of information;

d) Not be an independent director of a company in the same or similar industry.

4.4 Representations and warranties of Mr. Liu Jialin

Mr. Liu Jialin represents and warrants to AGM that:

a) She has the capacity required to undertake under this contract, such capacity was not limited by any commitment to another person;

b) She has the expertise and experience required to execute and complete the obligations under this contract;

c) She will make service efficient and professional manner, according to the rules generally accepted by industry.

5.	EFFECTIVE DATE OF CONTRACT

This Agreement shall enter into force on March 16, 2023.

Party A: AGM Group Holdings Inc.

/s/ AGM Group Holdings Inc.

Party B: Liu Jialin

/s/ Liu Jialin